March 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Attorney-Advisor

Re:	Nextel Communications, Inc.
Schedule TO-I
Filed March 3, 2005
File Number 005-42889

Ladies and Gentlemen:

     Nextel Communications, Inc. (“Nextel”), today filed by EDGAR Amendment No. 1 (“Amendment No. 1”) to its Schedule TO (the “Schedule TO”) relating to Nextel’s offer to exchange its Series B Zero Coupon Convertible Preferred Stock Due 2013 for all outstanding Zero Coupon Convertible Preferred Stock Due 2013.

     The following sets forth Nextel’s acknowledgement of certain matters requested in your letter dated March 11, 2005.

     Nextel acknowledges that:

(1)	it is responsible for the adequacy and accuracy of the disclosure in the filings in connection with its exchange offer;

(2)	the Staff’s comments or changes to the disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings in connection with Nextel’s exchange offer; and

(3)	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Securities and Exchange Commission
March 16, 2005

Very truly yours,

NEXTEL COMMUNICATIONS, INC.

By:/s/RICHARD S. LINDAHL

Name: Richard S. Lindahl
Title: Vice President and
Treasurer

cc:	Leonard J. Kennedy, Esq., Senior Vice President and General Counsel
Gary D. Begeman, Vice President and Deputy General Counsel
Nextel Communications, Inc.

Kathleen R. McLaurin
Meredith Berkowitz
Jones Day

Pam Carmody, Special Counsel
Securities and Exchange Commission